14041438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49495

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 28 2014 REGISTRATIONS BRANCH 17

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 AND ENDING June 30, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher McClure 203-222-8915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- X Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/29/14

8/28/14

AFFIRMATION

I, Chris McClure, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2014 and supplemental schedules pertaining to Westport Capital Markets, LLC as of June 30, 2014 are true and correct. I further affirm that neither the limited liability company nor any member has any proprietary interest in any account classified solely as that of a customer.

CMcCl 8/14/14

Chris McClure Date
Managing Member

Subscribed and Sworn to before me

on this 14 day of Aug, 2014.

Barbara J Vogler
Notary Public

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

******

This report is filed as a PUBLIC document
in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

WESTPORT CAPITAL MARKETS, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

We have audited the accompanying statement of financial condition of Westport Capital Markets, LLC as of June 30, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Westport Capital Markets, LLC at June 30, 2014 in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 21, 2014

WESTPORT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	58,083
Due from clearing broker		153,039
Investment in securities, at market value		13,230
Advances on commissions		5,939
Prepaid expenses and other current assets		14,937
		245,228
Property and Equipment, net		-
Total assets	$	245,228

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accrued expenses	$	37,269
Commitments and Contingencies		
Members' Equity		207,959
Total liabilities and members' equity	$	245,228

See independent auditor's report and the accompanying notes to the statement of financial condition.

WESTPORT CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

Note A – Organization and Significant Accounting Policies

Nature of Business

Westport Capital Markets, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Advances on Commissions

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of June 30, 2014 the Company has outstanding advances in the amount of $6,039.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

The Company generates its revenues principally by providing securities trading, investment management and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets.

Non-recognition of commissions arising from unsettled customer transactions is not considered to have a material effect on either the Company's financial statements or net capital computations.

The Company clears all securities transactions through The Company clears all securities transactions through JP Morgan Clearing Corp. (JP Morgan), on a fully disclosed basis.

Income Taxes

The Company, with the consent of its sole member, had elected under the Internal Revenue Code to be taxed as an "S" Corporation as of July 1, 2008. Effective April 30, 2013, the member sold 49% of its ownership to an "S" Corporation prohibited entity, which voided the "S" election. On May 1, 2013, the members voted to liquidate the entity for tax purposes and were issued a taxable liquidating distribution. As of that date, the Company will be treated as a partnership for tax purposes and all taxable income or loss will flow through to its members.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Note A – Organization and Significant Accounting Policies (Continued)

<u>Fair Value Measurements</u>
The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At June 30, 2014, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

<u>Subsequent Events</u>

Subsequent events were evaluated through August 21, 2014 which is the date the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 4,604
Less: accumulated depreciation	4,604
Property and equipment, net	$ -

Note C – Members' Distributions

The Company distributed cash to its managing member for the year ended June 30, 2014 of $460,000. The managing member may make distributions of available cash or liquid assets of the Company based on formulas in the membership agreement.

Note D – Clearing Broker and Off-Balance Sheet Risk

The Company uses JP Morgan to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with JP Morgan of $100,000. Pursuant further to its clearing agreement, customers' money balances and security positions are carried on JP Morgan's books. Under certain conditions, the Company has agreed to indemnify JP Morgan for any related losses, if any, that JP Morgan may sustain. Both the Company and JP Morgan monitor collateral on securities transactions to minimize exposure to loss.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $185,098, which was $85,098 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.201 to 1.

Note F – Retirement Plan

Starting January 1, 2008, the Company adopted a Simplified Employee Pension (SEP) Plan. The Plan covers all employees who are at least twenty-one years of age and have earned at least $400 in compensation for the plan year. The Company's contributions to this plan for the year ended June 30, 2014 was $34,000.

Starting January 1, 2014 the Company adopted a savings Incentive Match Plan for Employees (SIMPLE) covering substantially all employees. The Company's contributions to this plan for the year ended June 30, 2014 was $12,000.

Note G – Commitment and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note H – Operating Lease Commitment

The Company entered into a building lease for a term of five years beginning June 2010.

The future minimum rent under this lease is as follows:

June 30,	
2015	$ 66,206

Note I – Uncertain Tax Positions

As of June 30, 2014, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of July 1, 2013, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended June 30, 2014, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2011 were closed by statute on September 15, 2014.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Westport Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Westport Capital Markets, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Westport Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and Westport Capital Markets, LLC stated that Westport Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Westport Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westport Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 21, 2014

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

SUPPLEMENTAL REPORT ON SIPC-7

JUNE 30, 2014

WESTPORT CAPITAL MARKETS, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2013 to June 30, 2014, which were agreed to by Westport Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Westport Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westport Capital Markets, LLC's management is responsible for the Westport Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 21, 2014

WESTPORT CAPITAL MARKETS, LLC
SUPPLEMENTAL REPORT OF SIPC-7 (GENERAL ASSESSMENT FORM)
JUNE 30, 2014

General assessment calculated on SIPC-7	$ 1,706
Less: payments made with SIPC-6	(887)
Assessment balance due and paid with SIPC-7	$ 819